EXHIBIT 99.1

Allied Gold Advances Wet Commissioning at Kurmuk as Plant Nears First Gold

TORONTO, Oct. 29, 2026 (GLOBE NEWSWIRE) -- Allied Gold Corporation (TSX: AAUC; NYSE: AAUC) (“Allied” or the “Company”) is pleased to provide an update on its Kurmuk Mine in Ethiopia as it advances toward production startup. The Kurmuk Mine is a cornerstone of Allied’s production and cash flow growth, delivering a significant increase in production at attractive operating costs while enhancing the scale, quality and longevity of the Company’s portfolio.

  Mining and stockpiles on plan. Mining continues to progress well, with mining grades in line with expectations. Ore stockpiles are close to the planned level of approximately three months of plant feed ahead of the November ramp-up.
  Crushing and supporting infrastructure complete. The crushing circuit is operating well, and the crushed ore stockpile continues to build, providing operational flexibility for a smooth ramp-up. Process support systems and infrastructure are complete.
  Wet commissioning underway. Water transfer from the main water storage dam into the processing plant has commenced, allowing the processing circuits to be progressively wet-commissioned and tested ahead of ore feed. SAG mill and ball mill drives are energized, with testing and commissioning nearing completion.
  Ore feed and first gold. Ore is expected to be introduced into the circuit this week with first gold targeted soon thereafter. Mine and plant infrastructure is complete including the water storage facility, tailings storage facility, main access road and mining service areas, among others, supporting readiness for production ramp-up toward commercial production this year and strong first quarter and full year production next year.
  Ramp-up production outlook. Production is expected to increase through November and December, with total production of between 25,000 to 35,000 gold ounces and commercial production expected during this period. Production in Q1 2027 is expected to increase sequentially month over month, with quarterly production of 55,000 to 65,000 gold ounces and a monthly average production of approximately 20,000 gold ounces.
  Production outlook. Production guidance for 2027 remains in the range of 240,000 to 270,000 gold ounces, with the production outlook of approximately 300,000 gold ounces in 2028. For the first four full years of operations, average annual production is expected to be approximately 300,000 gold ounces.
  Exploration advancing toward a longer production profile. Recent exploration results at Ashashire, Dish Mountain and the Tsenge Trend, reported on October 6, 2026, continue to advance the objective of sustaining average annual production of approximately 300,000 gold ounces beyond the initial first four years of operations, as well as increasing mine life and overall mineral inventory.
  Agreement with local stakeholders. The Company has reached an agreement with local stakeholders, including artisanal miners active in certain parts of the exploration licences, to advance exploration cooperatively into new prospective areas while supporting local communities. This agreement is expected to drive the advancement of new targets across the broader Kurmuk property and contribute to the Company's longer-term objectives for mineral inventory growth and mine life extension. Together, the ongoing exploration program within the mining licence area and expanded access to prospective areas support Allied's objective of establishing Kurmuk as a long-life gold mining operation with strong, sustained annual production at attractive operating costs.

Photographs of the Kurmuk Mine

Click the links below to view photographs of the Kurmuk Mine.

Photo 1 — Crushed ore stockpile

Photo 2 — Main ROM pad

Photo 3 — Process plant commissioning

Photo 4 — Process plant commissioning

Third Quarter 2026 Financial Results

Allied expects to release its third quarter 2026 financial and operating results after market close on Wednesday, November 4, 2026. The Company will host a conference call and webcast to discuss the results on Thursday, November 5, 2026, at 9:00 a.m. ET.

Third Quarter 2026 Conference Call

Toll-free dial-in number (Canada/US):	1-800-715-9871
Toll-free dial-in number (UK):	+44-800-260-6466
Participant passcode:	7077347
Webcast:	https://alliedgold.com/investors/presentations/

The webcast replay will be available shortly after the call ends.

Qualified Person

Except as otherwise disclosed, all scientific and technical information contained in this press release has been reviewed and approved by Sébastien Bernier, P.Geo (Senior Vice President, Technical Services), a Qualified Person as defined by National Instrument 43-101. Exploration information referred to in this press release was previously reported on October 6, 2026, and was reviewed and approved by Don Dudek, P.Geo, Chief Exploration Officer, a Qualified Person as defined by National Instrument 43-101.

About Allied Gold Corporation

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment which operates a portfolio of three producing assets and development projects located in Côte d’Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and proven success in creating value, Allied Gold aspires to become a next-generation mid-tier gold producer in Africa and ultimately a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3 Canada

Email: ir@alliedgold.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking information” under applicable Canadian securities legislation. Forward-looking statements are characterized by words such as “plan”, “expect”, “target” and other similar words. Except for statements of historical fact, information contained herein constitutes forward-looking information, including, but not limited to, statements related to the sequence, timing and completion of wet commissioning and other remaining commissioning activities; the timing of ore feed and first gold; ore stockpile levels and mining performance; the ramp-up profile; Kurmuk’s production outlook and guidance for 2026, the first quarter of 2027, 2027 and 2028, and average annual production over the first four years and the life of the mine; the advancement of exploration, the agreement with local stakeholders, and the objectives of sustaining production and extending mine life; expected industry-leading cost performance; the generation of cash flow, profitability and shareholder returns; and the Company’s growth and shareholder-value objectives.

The material assumptions underlying these statements include timely completion of remaining commissioning activities; the availability of sufficient and reliable electrical power, water and other infrastructure to support commissioning and ramp-up; the availability of ore at planned grades and metallurgical characteristics; plant performance, availability and recovery consistent with the ramp-up plan and mine plan; continued cooperation with local stakeholders; the availability of personnel, contractors, equipment, consumables and funding; and no material adverse changes in commodity prices, exchange rates, costs, or the regulatory, security and operating environment. Actual results may differ materially if these assumptions are not met.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include, without limitation, delays in completing remaining commissioning activities; delays or interruptions in power supply, including delays in the availability of sufficient grid power to support planned throughput during ramp-up; commissioning delays, equipment failures and an inability to sustain intended throughput or recovery; risks relating to artisanal mining and community relations; and risks and uncertainties related to the Company’s ability to meet its expansion and operational optimization goals, including production increases; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; counterparty, credit, liquidity and interest rate risks and access to financing; uncertainty in the estimation of Mineral Reserves and Mineral Resources; Allied’s ability to replace and expand Mineral Resources and Mineral Reserves; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; the Company’s compliance with anti-corruption laws; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); timing and possible outcome of pending and outstanding litigation and labour disputes; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; repatriation of funds from foreign subsidiaries; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of the Company’s common shares; risks associated with financial projections; force majeure events; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to in the Company’s current Annual Information Form and Form 40-F available under its profile on SEDAR+ at www.sedarplus.ca and www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of providing investors with information concerning the Company’s expectations and plans relating to its business and operations, and may not be appropriate for other purposes.